===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,         July                                       2006
                          ----------------------------------   ----------------
Commission File Number    000-23464
                          ----------------------------------   ----------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                  Form 20-F                    Form 40-F   X
                             -------------                ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                          No   X
                      ----------                    ---------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

   1 News Release dated July 5, 2006 ("HUMMINGBIRD'S ECM SOFTWARE MARKET SHARE MAINTAINS STEADY GROWTH ACCORDING TO INDEPENDENT RESEARCH FIRM")
   2 News Release dated July 17, 2006 ("UK LAW FIRM NELSONS SOLICITORS SELECTS HUMMINGBIRD ENTERPRISE(TM) FOR LEGAL TO STREAMLINE BUSINESS PROCESSES AND REDUCE PHYSICAL FILES")
   3 News Release dated July 18, 2006 ("REYNOLDS PROTER CHAMBERLAIN EXTENDS INVESTMENT IN HUMMINGBIRD SOLUTIONS WITH REDDOT WEB CONTENT MANAGEMENT SYSTEM")
   4 News Release dated July 19, 2006 ("HUMMINGBIRD RECEIVES KMWORLD READERS' CHOICE AWARD AS A TOP PROVIDER TO THE LEGAL MARKET")
   5 News Release dated July 20, 2006 ("HUMMINGBIRD AND THE INSURANCE WORKPLACE OPEN ONLINE COLLABORATIVE SERVICE FOR INSURANCE COMPANIES IN THE UK")

                                                                     DOCUMENT 1

[HUMMINGBIRD GRAPHIC OMITTED]


        Hummingbird's ECM Software Market Share Maintains Steady Growth
                     According to Independent Research Firm

         Report finds ECM technologies are helping organizations put in place a more comprehensive process and structure that is
               frequently driven from line-of-business management

Toronto - July 5, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that a new Gartner report entitled:
Market Share: Enterprise Content Management Software, Worldwide, 2003-2005(1), ranks the company in the top five in market share based on content management total software revenue in 2005, among more than 60 vendors that Gartner tracks in the ECM market.

Additionally, according to the report, Hummingbird has demonstrated one of the highest content management software revenue growth rates among the leading vendors at 20.4 percent and nearly double the rate of the overall content management software market.

Gartner defines total software revenue as revenue generated from new license, updates, upgrades, subscriptions and hosting, technical support and maintenance.

The new report identifies a trend that began in 2002 toward greater acceptance of an ECM suite in the content and document management market and states many ECM vendors provide vertical-industry-specific and line-of-business-focused solutions. According to Gartner, "The ability to demonstrate vertical industry expertise helps strengthen a vendor's value proposition when seeking new penetration into those verticals."

In addition, the report finds, "Delivering ECM aligned to line-of-business and vertically specialized processes increases the overall value of the ECM software and its ability to support business processes and better align content to process requirements."

"Our vertical and horizontal solutions built on our leading ECM platform differentiates Hummingbird from our peer group of competitors," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "We see Gartner's report as additional confirmation of the value we bring to our customers with our content centric vertical and horizontal applications."

Hummingbird has also been analyzed in several recent Gartner reports. Gartner positioned Hummingbird in the Leaders Quadrant in the Magic Quadrant* for Enterprise Content Management, 2005(2), and Hummingbird received a "Strong Positive" rating in the Gartner Market Scope** for Records Management, 2005(3) report, the highest possible rating. Hummingbird also received a "Positive" rating in the Gartner Market Scope for Web Content Management, 2005,(4) for its RedDot CMS and LiveServer Web Content Management and Content Delivery Solution.

To access the Gartner Dataquest report, please visit www.gartner.com

*The Magic Quadrant is copyrighted 2005 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain

---------------------

(1) Gartner Dataquest, "Market Share: Enterprise Content Management Software, Worldwide, 2003-2005," by Tom Eid, May 18, 2006
(2) Gartner, Inc. Research Note of November 7, 2005, entitled: "Magic Quadrant for Enterprise Content Management, 2005," is co-authored by research directors:
Karen Shegda and Toby Bell; vice presidents: Kenneth Chin and Debra Logan; principal research analyst, Lou Latham; and vice president distinguished analyst, James Lundy.
(3) Gartner Inc. "Market Scope for Records Management, 2005" by research vice presidents Kenneth Chin and Debra Logan, dated December 15, 2005.
(4) Gartner Inc. "Market Scope for Web Content Management, 2005" by Lou Latham, Principal Research Analyst and James Lundy, VP Distinguished Analyst, dated November 4, 2005.

vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

**The MarketScope is copyrighted 2005, by Gartner, Inc. and is reused with permission. The MarketScope is an evaluation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the MarketScope, and does not advise technology users to select only those vendors with the highest rating. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird contacts:
Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                     Document 2

[HUMMINGBIRD GRAPHIC OMITTED]



  UK Law Firm Nelsons Solicitors Selects Hummingbird Enterprise(TM) for Legal to Streamline Business Processes and Reduce Physical Files

   Hummingbird's comprehensive, integrated solution will provide the law firm with significant advantages in cost and overall effectiveness

Toronto, Ontario and London, England - July 17, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that UK law firm, Nelsons Solicitors, has selected Hummingbird Enterprise(TM) for Legal, to manage the firm's electronic content, enabling consolidated matter management, internal collaboration and business efficiencies.

A forward looking firm with a strong commitment to innovation and service, Nelsons Solicitors has over 130 lawyers based in Nottingham, Leicester and Derby. The firm is committed to providing exceptional levels of service to clients through transparent and efficient working processes. In order to facilitate these objectives, the management committee sought a solution to reduce the reliance on paper files, encourage collaborative working and provide instant access to matter content regardless of format.

Following an extensive selection process and vendor comparisons, Hummingbird Enterprise for Legal, was selected based on the strength of the product offering and the approach and domain expertise of the Hummingbird legal team.

The deployed solution will enable the firm to manage content within a matter-centric framework closely integrated with other systems so lawyers and secretaries can leverage the system in a manner that is empathetic to their way of working. For lawyers, this will involve gathering content around clients and matters; for secretaries it will provide greater flexibility around the creation and management of documents. The system will also be used to manage the firm's precedents and provide support for unified messaging.

"While many firms view the paperless office as the holy grail of efficiency and risk management, Nelsons took the view that a `less paper office' was a more realistic, achievable scenario," said Tim Hastings, Chief Executive at Nelsons. "We approached the market looking for an enterprise content management solution with the focus on ease-of-use and legal domain expertise. The Hummingbird team impressed us with their professional approach coupled with a comprehensive solution that will meet the firm's needs for years to come. Implementing such a solution represents a significant investment for Nelsons, so our selection process focused not only on finding the right product but also a vendor that we were comfortable working with as a strategic partner to our business. Hummingbird's depth of expertise and stability gave us the confidence to move forward."

"Nelsons Solicitors recognizes the business benefits that Hummingbird Enterprise for Legal offers today's law firms," said Yuri Frayman, Vice-President, Legal Business Solutions, Hummingbird Ltd. "We welcome the firm to our growing list of legal clients implementing Hummingbird Enterprise 2005 with DM6."

About Hummingbird Enterprise(TM) for Legal
Hummingbird Enterprise for Legal, with LegalKEY(R) practice support solutions, provides an end-to-end proactive compliance framework to ensure that information is properly captured, reviewed, utilized and stored throughout the lifecycle of a matter -- from initial client/matter intake through to final disposition. Hummingbird Enterprise for Legal includes: New Business Intake, Conflicts Management, Document Management, Records Management and Critical Dates Management systems, all tailored specifically to the way that information flows and is used in law firms. Nine of the top 10 global law firms use Hummingbird. For more information, visit www.hummingbird.com/legal.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359             Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com          michele.stevenson@hummingbird.com

Hummingbird UK Contact:
Sally Bellwood
Marketing Manager
Hummingbird Legal Solutions Ltd
Tel: (07919) 333482
sally.bellwood@hummingbird.com

                                                                     Document 3

[HUMMINGBIRD GRAPHIC OMITTED]



         Reynolds Porter Chamberlain Extends Investment in Hummingbird
              Solutions with RedDot Web Content Management System

 RedDot CMS and RedDot LiveServer integral components of Hummingbird's market leading enterprise content management offering

Toronto, Ontario and London, England - July 18, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that top 50 UK Law Firm, Reynolds Porter Chamberlain (RPC), has selected Web content management software from RedDot Solutions, a Hummingbird company, to help manage the firm's intranet and Internet content. The RedDot Web content management offerings will complement Hummingbird Enterprise(TM), which is deployed by the law firm for its electronic document management system.

RPC and Hummingbird are long standing strategic partners. Hummingbird's products, domain expertise and services capabilities enable the firm to achieve its performance and financial objectives through superior customer satisfaction and service. The selection of RedDot CMS and LiveServer Content Management software helps meet the firm's objective of providing current, accurate and dynamic information to internal and external stakeholders, with great ease and speed.

"Reynolds Porter Chamberlain was looking for a solution that would enable easy authoring, editing and publishing of content to our intranet and corporate Web site," said Julie Berry, IT Director at Reynolds Porter Chamberlain. "With a growing number of personnel contributing to these repositories and a large amount of `live' information, simplicity and flexibility were key requirements. RedDot CMS with LiveServer not only provides this functionality, but also offers extremely easy deployment and out-of-the-box integration with our Hummingbird Enterprise document management system."

RedDot CMS enables any permitted user to manage and update templates, content, themes and access rights without additional Webmaster resource. With more than 1,700 organizations currently using RedDot CMS to manage their online content, more and more law firms are relying on RedDot to deliver dynamic and relevant information to constituents.

"Increasingly, more law firms around the globe are realizing the value of an easy to deploy Web content management solution that seamlessly integrates with their document management systems for timely availability of up-to-date content on intranets, extranets and public facing Web sites," said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd. "Reynolds Porter Chamberlain stands to gain significant productivity benefits as they roll out RedDot CMS and RedDot LiveServer to manage their Web content infrastructure."

About RedDot Solutions
RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process management and workflow, personalization and collaboration. More than 1,700 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit www.reddot.com or www.reddot.co.uk.

About Hummingbird Enterprise(TM) for Legal
Hummingbird Enterprise for Legal, with LegalKEY(R) practice support solutions, provides an end-to-end proactive compliance framework to ensure that information is properly captured, reviewed, utilized and stored throughout the lifecycle of a matter -- from initial client/matter intake through to final disposition. Hummingbird Enterprise for Legal includes: New Business Intake, Conflicts Management, Document Management, Records Management and Critical Dates Management systems, all tailored specifically to the way that information flows and is used in law firms. More than 65% of the AMLAW 100, and nine of the top 10 global law firms use Hummingbird. For more information, visit www.hummingbird.com/legal.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird contacts:
Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Tel: 416 496-2200 ext. 6359            Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com         michele.stevenson@hummingbird.com

Hummingbird UK Contact:                               RedDot UK Contacts:
Sally Bellwood                                        Sian Aherne / Katie Judge
Marketing Manager                                     Fuse PR
Hummingbird Legal Solutions Ltd.                      020 8752 3208 / 3211
Tel: 07919 333 482                                    reddotteam@fusepr.com
sally.bellwood@hummingbird.com

                                                                     Document 4

[HUMMINGBIRD GRAPHIC OMITTED]


            Hummingbird Receives KMWorld Readers' Choice Award as a
                        Top Provider to the Legal Market

 Hummingbird's proactive compliance framework a leading choice in readers' poll

Toronto - July 19, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that it has received a Readers' Choice Award from KMWorld magazine, naming the company a leading provider of content and document management solutions to the legal marketplace.

Subscribers to KMWorld Newslinks were surveyed recently about what technology vendors they considered to be the leading providers to the legal industry. The top three responses in the content and document management software category were Hummingbird, EMC Documentum and IBM. KMWorld readers also recognized Hummingbird for its ability to help firms with discovery requests, by enabling them to access all content related to a matter, regardless of repository.

The results of KMWorld's inaugural readers' poll were announced in the July/August 2006 special issue.

"The KMWorld Readers' Poll results prove that our readers are both knowledgeable and opinionated," remarked Andy Moore, KMWorld publisher. "The results of the poll have encouraged us to tap this resource - KMWorld readers - to an increasing degree."

Leading law firms worldwide have discovered the value Hummingbird
Enterprise(TM) for Legal offers their businesses. Hummingbird's unique proactive compliance framework lets attorneys and legal staff effectively manage client/matter information from new matter intake through to final disposition.

"Our mandate is to provide firms with the most current, applicable, and effective systems that complement and enhance existing and new business practices, so they are able to bill faster, mitigate risk, streamline processes, improve efficiency, and become better organized," said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd. "We are pleased to receive recognition from KMWorld Newslinks readers as it provides further validation of this mandate and our strength in the legal market."

KMWorld Newslinks is distributed to more than 38,000 subscribers. The complete results of KMWorld's inaugural Readers' Poll are featured in the July/August 2006 issue of KMWorld magazine and are also available on its website at: http://www.kmworld.com/Articles/ReadArticle.aspx?ArticleID=16936

About KMWorld Magazine
The leading information provider serving the Knowledge Management systems market, KMWorld (with a focus on Content, Document and Knowledge Management) informs more than 51,000 subscribers about the components and processes -- and subsequent success stories -- that together offer solutions for improving business performance.

About Hummingbird Enterprise(TM) for Legal
Hummingbird Enterprise for Legal, with LegalKEY(R) practice support solutions, provides an end-to-end proactive compliance framework to ensure that information is properly captured, reviewed, utilized and stored throughout the lifecycle of a matter -- from initial client/matter intake through to final disposition. Hummingbird Enterprise for Legal includes: New Business Intake, Conflicts Management, Document Management, Records Management and Critical Dates Management systems, all tailored specifically to the way that information flows and is used in law firms. For more information, visit www.hummingbird.com/legal.

About Hummingbird
Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100 companies. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Hummingbird Contacts:
Dan Coombes
Director, Investor Relations
Tel: 416- 496-2200 ext. 6359
dan.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623

                                                                     Document 5

[HUMMINGBIRD GRAPHIC OMITTED]

       Hummingbird and The Insurance Workplace Open Online Collaborative
                   Service for Insurance Companies in the UK

   Hummingbird partners with on-line Application Service Provider (ASP), The
     Insurance Workplace, to provide secure, virtual community for content lifecycle management and information sharing


Toronto, Ontario and London, England - July 20, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, and The Insurance Workplace Software Ltd., has launched a secure online collaboration service for the Lloyd's insurance market in the UK, the world's leading insurance market. The Insurance Workplace (TIW) product has the ability to fully support Contract Certainty and Electronic Claims Files in the market, as well as offering a cost effective means of setting up and maintaining strategic elements of peer to peer relationships.

Hummingbird Enterprise(TM) provides the enterprise content management framework for TIW, an internet-based service which will allow brokers, underwriters, reinsurers, compliance officers, wording technicians, claims managers, risk managers and loss adjusters to store and collaborate on policy, underwriting submissions and claims documents. The TIW application allows users to manage an individual document's lifecycle, control and monitor tasks and share information with clients, partners and colleagues anywhere in the world.

"With Hummingbird's strong position in the financial services industry as our foundation, we continue to work with key strategic partners who are able to provide and demonstrate great depth and understanding of specific requirements of the sector, to ensure that we are satisfying the needs of the financial services market," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd.

"Hummingbird continues to support and bring backing to its varied partners in the market - from specialist solutions such as TIW, to Lloyd's insurance market specific broker and underwriting system providers, integration consultants and to standards such as the Association for Cooperative Operations Research and Development (ACORD). TIW is an amalgamation of what Hummingbird has committed to bring to the UK market: knowledge, understanding of process, commitment to delivery and long-term partnership as we drive modernization and reform in the Lloyd's insurance market together. This initiative further entrenches Hummingbird in the financial services industry," added Litwin.

In partnership with Hummingbird, TIW - which is an alliance of Hummingbird partners The Alphabet Group and Web Connectivity - is the first application of its kind to be launched for the Lloyd's insurance market. The new hosted ASP solution means brokers, underwriters and the assured can openly approve confidential documents and have total transparency in the negotiation of insurance contracts, in the knowledge that access to information is automatically controlled in a secure environment.

"We designed The Insurance Workplace with every kind of insurance and risk management practitioner in mind, working with Hummingbird as our technology partner," said David Edwards, Director of The Insurance Workplace. "TIW combines the advantages of a secure online community and easy-to-use virtual workspace with a comprehensive wordings library plus a checking and comparison capability. The launch this week indicates substantial demand for TIW from the insurance industry in the UK, where there is an evolving need for a collaborative and secure business environment where important electronic documents can be filed, modified or negotiated rapidly amongst its members, without sacrificing control."

With TIW, the insurance practitioner only requires an Internet browser to securely:

o    manage submissions from risk managers to brokers to underwriters;
o store and share confidential documents and spreadsheets from a single location;
o    efficiently maintain and update detailed memorandums and schedules;
o    agree and collaborate on versions of wordings with multiple parties;
o    quickly build and share a library of wordings and clauses;
o    take advantage of full text and profile search capability;
o    manage the claims documentation process and connect all parties;
o create on-line discussion groups for key issues and topics or new products;
o maintain a complete audit trail of any document for compliance and regulatory purposes;
o    promote corporate governance and provide enhanced management information;
o seamlessly connect with other repositories through ACORD Document Repository Interoperability (DRI);

Hummingbird Enterprise delivers a fully integrated platform for enterprise content management that provides financial services organizations with solutions to manage and collaborate on documents, contracts and e-mail - linking business processes, information and people together globally.

Hummingbird's insurance solutions address the needs for underwriting, policy administration, claims and contract certainty for property and casualty, the life insurance industry, and for agents and brokers. As a member of ACORD, a global, non-profit insurance association whose mission is to facilitate the development and use of standards for the insurance, reinsurance and related financial services industries, Hummingbird is also committed to the highest standards in the insurance industry to this platform.

About The Insurance Workplace (TIW)
The Insurance Workplace (TIW) is a new venture formed to take advantage of the growing awareness of Collaboration Software and its particular potential within the Insurance and Reinsurance Industry.

TIW is a secure area where interested parties can quickly obtain specific and particular wordings, templates and clauses; submit documents for review and publish final versions for distribution to relevant parties. Users can be alerted automatically, by e-mail or SMS, as to when any change has taken place and the providence of all documents will be maintained within the site for compliance purposes. One focus of the product will be to support the Contract

Certainty initiative laid down by the FSA for the London Market. It will also support Electronic Claims Files, peer to peer relationships and is ACORD compliant using recognized DRI connectors.

TIW believe there is a market for a collaborative workplace for key parties to allow them to construct (by reference to a wordings library), exchange, review and obtain agreement to policy documentation which will allow them to fulfill their regulatory obligations, and avoid the penalties that the FSA are considering for non-compliance. For more information, visit http://www.tiw.org.uk

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100 companies. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:
Dan Coombes                           Michele Stevenson
Director, Investor Relations          Senior Manager, Corporate Communications
Hummingbird Ltd.                      Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359           Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com        michele.stevenson@hummingbird.com

Hummingbird UK Contacts:
Rob Taylor, Bite Communications
Tel:     020 8834 3426
E-mail:  rob.taylor@bitepr.com

Jill Wells, Hummingbird
Office:  0118 978 2800
Email:   jill.wells@hummingbird.com

TIW Contact:
David Edwards, TIW
Tel:     0207 264 2078
E-mail:  david.edwards@tiw.org.uk

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HUMMINGBIRD LTD.
                                      -----------------------------------------
                                                    (Registrant)

Date:  August 8, 2006                 By: /S/ INDER DUGGAL
       -------------------                -------------------------------------
                                          Name:  Inder P.S. Duggal
                                          Title: Chief Financial Officer,
                                                 Secretary and Treasurer